EXHIBIT 1.01

BYLAWS OF GERDAU S.A.

GERDAU S.A.

CNPJ nº 33.611.500/0001-19.

NIRE Nº 35300520696

Public Held Company.

BYLAWS

CHAPTER I. HEADQUARTERS, PURPOSES AND DURATION

Art. 1. GERDAU S.A., with headquarters and jurisdiction in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, 8.501, 8th floor, Conjunto 2, Bairro Pinheiros, CEP 05425-070, will be ruled by these Bylaws and legislation applicable to corporations.

§ 1. As a result of the Company being admitted to the special listing segment of the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) known as Corporate Governance - Level 1, the Company, its shareholders, members of the Board of Directors, Executive Board and Board of Auditors are subject to the provisions of the Corporate Governance - Level 1 Listing Rules of B3 (“Level 1 Listing Rules”).

§ 2. As the securities issued by the Company are admitted to trading on the Organized Markets managed by B3, the Company, its shareholders and managers must comply with the provisions set forth in the Rules for the Listing of Issuers and for Admission to the Trading of Securities, including the rules related to the withdrawal and exclusion of securities admitted to trading on the Organized Markets managed by B3.

Art. 2. The Company has the following purposes:

a) holding interests in the capital of companies engaged in the industry and trade of steel and/or metallurgical products, with plants integrated or not integrated to ports, as well as other companies and industrial consortia, including activities of research, mining, ore industrialization and trading, elaboration, execution and management of forestation and reforestation, as well as the trade, export and import of goods, conversion of forests into charcoal, transport of goods of its own manufacture and port operator activities referred to in Law Nº 8.630, of February 25, 1993; and

b) industry and trade exploitation in steel products in general, laminates, drawn and iron and steel products, smelting of iron, steel and other metals, including through representation, import and exporting of goods related to its industrial and commercial activities, technical assistance and service provision.

Art. 3. The Company shall exist for an indeterminate term and may open and maintain branch offices, subsidiaries, agencies and offices, in Brazil and abroad, and may hold interests in other entities.

CHAPTER II. SHARE CAPITAL

Art. 4. The capital is twenty-four billion, three hundred and forty-seven million, two hundred and ninety thousand and eight hundred reais (R$24,347,290,800.00), divided into seven hundred and twenty million, six hundred and thirty-one thousand, seven hundred and thirty (720,631,730) common shares and one billion, three hundred and eighty-seven million, eight hundred and forty-eight thousand, seven hundred and thirty (1,387,848,730) Preferred Shares, with no par value.

§ 1. The Board of Directors may, independently from modifications to the Company’s Bylaws, decide to issue new shares, including the capitalization of profits and reserves, in accordance with the terms of these Bylaws, up to an authorized limit of 1,500,000,000 (one billion, five hundred million) ordinary shares and 3,000,000,000 (three billion) Preferred Shares.

§ 2. Within the limit of the authorized capital stock, the Board of Directors may, based on a plan approved by the General Shareholders’ Meeting, grant stock options to its Directors, Executive Officers, employees or individuals rendering services to the Company or to companies under its control.

§ 3. Capital increases by the Company may consist of common or Preferred Shares or of shares of only one category, without maintaining proportions between each type or class of stock, while observing, with regard to the Preferred Shares, the maximum limit established by Law.

§ 4. Pre-emptive rights must be exercised within a period of 30 (thirty) days, except when an issue consists of shares or securities convertible into shares, whose placement is made through stock exchange or in a public offering, or an exchange of shares made in a public offer for acquisition of control, in which events the Board of Directors shall guarantee priority to shareholders for the subscription of securities for a period of no less than 10 (ten) days.

§ 5. Each common share shall carry one vote in the deliberations of the General Shareholders’ Meeting.

§ 6. The Company’s shares shall have, regardless of type or class, an identical share in its profits and identical rights in any public offer in case of transfer of control, with these shares being guaranteed a price equal to the value paid per common share forming part of the controlling stake. Preferred shares shall not carry voting rights and may not be redeemed, although they shall enjoy in addition to the rights mentioned above, the following priorities and advantages:

(a)	right to proportionally participate in the mandatory dividend of at least 30% (thirty percent) of the net income for the fiscal year, calculated in accordance with art. 19, §4; and

(b)

preference in the reimbursement of the capital up to the value of their ideal proportion of the paid-in capital, in the event of the Company’s liquidation, with the ordinary shares being reimbursed up to their ideal proportion in the paid-in capital; the balance will be distributed on equal terms to all common and Preferred Shares.

§ 7. The Company’s shares shall exist in book entry form.

§ 8. Shares shall be maintained in a deposit account in the name of their holders, at Banco Itaú S.A, without the issue of certificates.

§ 9. The Company may charge for the cost of transfer of ownership of book entry shares, in accordance with the limits established by the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários).

§ 10. The Company may suspend share transfer services for periods not exceeding 15 (fifteen) days each, and a total of 90 (ninety) days in any given year.

CHAPTER III. MANAGEMENT

SECTION I. GENERAL REGULATIONS

Art. 5. The Board of Directors and the Executive Officers shall be responsible for the Administration of the Company.

§ 1. Each of the elected members of the Board of Directors or the Executive Officers shall take office by means of an entry recorded in the relevant register, independently of any guarantee.

§ 2. The remuneration of members of the Board of Directors and the Executive Officers shall be established by the General Shareholders’ Meeting and may be approved on an individual or aggregate amount, being the responsibility of the Board of Directors in the latter case to decide on its distribution.

§ 3. The investiture of the members of the Board of Directors and Executive Officers is conditioned to the signature of the Adhesion Management Form (“Termo de Anuência dos Administradores”), based upon the terms of Level 1 Listing Rules, as well as the compliance with the applicable legal requirements.

§ 4. The positions of Chairman and Chief Executive Officer shall not be held by the same person.

SECTION II. BOARD OF DIRECTORS

Art. 6. The Board of Directors is a collegiate decision-making body composed of 3 (three) to 11 (eleven) effective members and up to 11 (eleven) alternates, at the discretion of the General Shareholders’ Meeting that elects them, with the same members elected for a unified mandate of 1 (one) year, with reelection permitted.

§ 1. The General Shareholders’ Meeting shall determine, prior to the election of the members of the Board of Directors, the number of effective and alternate members to be elected. These numbers may differ. If elected, the alternate members shall replace the effective members in the order established by the General Shareholders’ Meeting that elects them. The alternate member that cumulatively exercises the position of Executive Officer shall be automatically prohibited from occupying this position during the period in which he/she replaces the effective member, if, on account of his/her simultaneous occupation of this position, he/she exceeds the legal limit for the accumulation of positions. In the event that a vacancy arises and there are no alternate members, the alternate shall be appointed by the remaining Board members and shall serve until the next General Shareholders’ Meeting.

§ 2. The General Shareholders’ Meeting shall appoint from among the elected Board members a Chairman and up to four (4) Vice Presidents, who shall replace the former in accordance with their respective order of nomination.

§ 3. The Board of Directors shall meet whenever the interests of the Company require and at least once every six (6) months, observing a minimum advance notice of twenty-four (24) hours for the first call of the meeting, except in cases of manifest urgency, with the responsibility for calling the meeting being incumbent on the Chairman of the Board or a majority of its members.

§ 4. The meetings of the Board of Directors shall be considered to have been convened at a first call in the presence of a majority of its members, and at a second call, with any number of its members present, being chaired by the Chairman or in his/her absence, by any other member of the Board of Directors. Decisions shall be taken by a majority vote among those present, with the Chairman or his/her replacement holding the casting vote and all members are entitled to vote in advance in written form. The decisions of these meetings shall be recorded as minutes in the relevant Company register.

§ 5. In addition to the attributions arising from the other provisions of these Bylaws or the Law, the Board of Directors shall be responsible for:

(a)set the general guidance of the corporate businesses;

(b)	assure integrity, ethical values and compliance with laws and regulatory norms to which the Company is subject;

(c)	approve the Company’s strategic planning as well as the respective execution plan;

(d)supervise risk management architecture development;

(e)	approve expansion and investment plans considering risks involved and expected returns;

(f)	define the Company’s financial policies and capital structure, as well as approve the capital budget and individual decisions of relevant investments;

(g)	define the policy that will guide relations with investors and capital markets;

(h)	establish criteria for control of the Company’s corporate performance;

(i)	elect and dismiss the Company’s Executive Officers, provide substitutes in case of vacancy, set their assignments and assess their performance;

(j)	establish basic guidelines for executive action of Executive Officers and assure the strict compliance with them;

(k)	set the Company’s administrative structure, observing the Executive Officers’ attribution of functions;

(l)	guide and provide qualification and professional development to key executives, as well as take care of their succession plans;

(m)	establish policies and practices for remuneration of human resources, including participation in profits or results;

(n)

establish individual remuneration of the Company’s administrators, in case the General Shareholders’ Meeting has set an aggregate amount, and propose to the General Shareholders’ Meeting deliberation on their participation in social profits, observing the provisions set forth in law and in the present Bylaws;

(o)	approve relevant changes in the Company’s organizational structure, necessary to support defined strategies;

(p)

inspect the management of corporate business by Executive Officers and assure the strict compliance with decisions by the Company’s organisms; examine, at any time, the Company’s books and documents, request information on contracts signed or about to be signed, and any other acts;

(q)deliberate on the General Shareholders’ Meeting Call;

(r)express opinion on the Administration report and Board of Executive Officers accounts;

(s)choose and dismiss independent auditors;

(t)authorize the Company to negotiate its own shares;

(u)	authorize the issuance of negotiable instruments for public distribution, including debentures, under the terms of art. 59, §1 of Law Nº 6.404 of December 15, 1976;

(v)	within the limits of the authorized capital, deliberate on the issuance of debentures convertible into shares, under the terms of art. 59, § 2 of Law Nº 6.404 of December 15, 1976;

(w)	authorize payment of interests as equity remuneration, as well as its integration to the value of the fiscal year dividends;

(x)	authorize participation in other entities, as well as the creation of consortia, joint ventures and strategic alliances in the country and abroad;

(y)

set guidelines to be observed by the Company’s representatives in any control group or shareholders meetings, or in General Shareholders’ Meetings of affiliated or subsidiaries, or others that involve consortia, joint ventures or strategic alliances in which the Company participates;

(z)

periodically set criteria for involved amount, duration, extension of effects and others for the practice of certain administrative acts by the Board of Executive Officers such as (i) authorize fund raising, undertaking loans and financing, including with the issuance of bonds and securities; granting of loans or other credits, including to employees and member of the corporate bodies; (ii) acquisition, transfer (even if fiduciary), encumbrance, rental or borrowing of any assets or rights; (iii) granting guarantees of any nature by the Company;

(aa)	authorize the practice of the administration acts described in paragraph “z” above, while the criteria set forth therein are not established;

(ab)	strengthen and watch for the Company’s institutional image;

(ac)	deliberate on the practice of any extraordinary management act not included in the General Shareholders’ Meeting private competence.

§ 6. The Board of Directors may attribute to its Chairman or to any one of its Vice Presidents, or to any one of its members that it may appoint, responsibility for the systematic monitoring of the Company’s business activities in such a way as to ensure the full attainment of the Company’s objectives and the implementation of the decisions made by the Board of Directors.

§ 7. The Board may decide to create specific committees subordinated to itself, which shall include one (1) or more of its members, with or without the participation of Executive Officers, and may include Company employees or contracted third-parties with the aim of coordinating or orienting certain corporate processes or operations.

SECTION III. EXECUTIVE OFFICERS

Art. 7. The Executive Officers comprises:

•	One (1) Chief Executive Officer;

•	One (1) to ten (10) Executive Vice-Presidents; and

•	One (1) to fifteen (15) Executive Officers, without specific designation.

§ 1. The Executive Officers, individuals resident in Brazil, whether shareholders of the Company or not, shall be elected by the Board of Directors for a one (1) year term of office.

§ 2. The Executive Officers shall ordinarily meet on occasions determined by themselves, and extraordinarily whenever necessary or convenient, when convened by the Chief Executive Officer, or any one of the Executive Vice-Presidents or by any two Executive Officers..

§ 3. The meetings of the Executive Officers shall be held with the attendance of a majority of their members at the first call. Decisions shall be taken by majority vote and recorded in minutes in the relevant Company register. The Chief Executive Officer will have, in addition to his vote, a casting vote at these meetings;

§ 4. An advance vote submitted in written form shall be permitted for the purposes of constituting a quorum, both for convening a meeting and for voting on decisions.

Art. 8. The Executive Officers shall carry out all acts necessary for the attainment of the Company’s objectives, and shall take responsibility for the adequate implementation of decisions by the Company’s corporate bodies.

§ 1. The Chief Executive Officer will be responsible for the general conduction of the businesses in accordance with the plans and programs approved by the Board of Directors, focusing on the strategical aim of the Company, on the follow-up of its results and on the report of results to the Board of Directors. In this capacity he will be the Company’s representative before the public and will be supported by the Chairman of the Board of Directors as regards institutional relations and policies .

§ 2. The Chief Executive Officer will be responsible for the development and accomplishment of the objectives of the Company and will exert the operational coordination of the different businesses, seeking to maximize the synergism and results.

Art. 9. The Executive Officers are responsible, without detriment to individual functions, for preparing and submitting to approval by the Board of Directors:

(a)	strategical plan of the Company and its respective plan of execution, as well as its programs of expansion and investments;

(b)the Company’s business portfolio;

(c)	proposals for significant amendments in the organizational structure of the Company that are necessary to support the strategies defined by the Board of Directors;

(d)	suggestions for professional development of key executives and their succession plans.

§ 1. It is also incumbent on the Executive Officers:

(a)

define and systematize processes and operations, approve policies, strategies and guidelines, assessing the respective performance of their holders, the level of excellence achieved and the management techniques employed;

(b)	execute the goals established by the Board of Directors, submitting to it the results obtained;

(c)

authorize the practice of reasonable free of charge acts for the benefit of employees or communities in which the Company participates, including donation of unserviceable assets, considering its social accountability;

(d)	follow and control the activities of the Company’s affiliated and subsidiaries;

(e)

instruct the Company’s representatives in control group and shareholders meetings and in General Shareholders’ Meetings of affiliated and subsidiaries, according to guidelines set forth by the Board of Directors;

(f)authorize the opening of affiliates, branches, agencies and offices;

(g)	promote interchange of experiences and maximum synergy across the Company’s processes and operations;

(h)	disseminate the Company’s values and culture to all functional levels;

(i)	watch for and be responsible for the Company’s institutional image;

(j)	solve omitted cases, as long as they are not included in the General Shareholders’ Meeting or Board of Directors competence.

§ 2. The Executive Officers will forward to the Board of Directors copies of their meetings’ minutes and will provide the information that will make possible the assessment of the Company’s activities performance.

§ 3. The Executive Officers can deliberate on the creation of auxiliary committees to be formed by one or more of its members, employees and contracted third-parties to promote the exchange of experiences and maximum synergy across the Company’s operations, or in order to coordinate, guide, facilitate or support certain processes or operations.

Art. 10. The Executive Officers, except for exceptional cases authorized by the Board of Directors, will exercise their positions full time and will not endorse, provide guarantee or in any way guarantee third parties’ debts.

Art. 11. The Executive Officers shall be responsible for representing the Company actively and passively in or outside court, observing relevant legal or statutory provisions and decisions taken by bodies of the Company.

Art. 12. As a general rule and except for cases that are the subject matter of subsequent paragraphs, the following undertakings by the Company shall be considered valid whenever it is represented by two (2) Executive Officers, or one (1) Executive Officer and one (1) attorney-in-fact, or by two (2) attorneys-in-fact, or by one (1) attorney-in-fact, duly appointed according to § 3 below and within the limits of their respective mandates.

§ 1. The practice of acts that these Bylaws stipulate that shall require the prior authorization by the Board of Directors or by the Executive Officers may only be undertaken once the above preliminary condition has been fulfilled.

§ 2. As per determined in the caput, the Company may also be represented by one (1) Executive Officer or one (1) attorney-in-fact, when the matter in question consists of issuing and negotiating, including the endorsing and discounting of bills relating to its sales, as well as the signing of correspondence that do not create liabilities for the Company and the practice of simple routine administrative acts.

§ 3 In appointing attorneys-in-fact, the following rules shall be observed:

(a)	all powers of attorney will be jointly granted by two (2) Executive Officers;

(b)

when the object of the mandate is an act that depends on the prior authorization of the Board of Directors or the Executive Officers, the granting of the power of attorney shall be expressly conditioned on obtaining this authorization;

(c)

except in cases of judicial or similar representation, in which an essential feature of the mandate is its exercise until the resolution of the issue or proceeding, all other powers of attorney shall be issued for a specified term not to exceed one year, and shall grant limited powers.

§ 4. Acts carried out that are contrary to the rules set forth in the preceding paragraphs shall be considered null and shall not create any obligations for the Company.

CHAPTER IV. BOARD OF AUDITORS.

Art. 13. The Board of Auditors will comprise at least three (3) and no more than five (5) effective members, and one of them shall be necessarily a financial expert; and with the same number of substitutes, whether shareholders or not, and will be installed and elected by the General Shareholders’ Meeting.

§ 1. The Board of Auditors shall:

(a)	oversee acts of the Board of Directors and Executive Officers and ensure that they comply with their legal and statutory duties;

(b)	express opinion on the management annual report, including in its opinion complementary information considered relevant or useful for the General Shareholders’ Meeting deliberations;

(c)

express opinion on the administration bodies proposals to be submitted to the General Shareholders’ Meeting, related to change in the capital stock, issuance of debentures or subscription bonus, investment plans or capital budget, dividend distribution, transformation, incorporation, merger or spin-off;

(d)

denounce, by any of its members, to the administration bodies and, in case these latter do not take measures necessary to protect the Company’s interests, to the General Shareholders’ Meeting, mistakes, frauds or crimes they find and suggest useful measures to the Company;

(e)

call the ordinary General Shareholders’ Meeting, if the administration bodies delay for more than 1 (one) month this call, and the extraordinary General Shareholders’ Meeting whenever serious or urgent reasons occur, including in the meetings’ agenda the subjects they consider necessary;

(f)	analyze, at least quarterly, the balance sheet and other financial statements periodically prepared by the Company;

(g)	examine financial statements of the fiscal year and express opinion on them;

(h)	exercise the assignments, during liquidation, considering the special dispositions that regulate it;

(i)	receive and verify complaints, denounces or irregularities;

(j)	express opinion on proposal of hiring or dismissing the external auditor;

(k)	express opinion on any services to be rendered to the Company by the external auditor;

(l)	express opinion on the works conducted by the external auditor;

(m)	assist in the solution of divergences between administrators and auditors;

(n)	express opinion on accounting and audit internal controls.

§ 2. The Board of Auditors will function on a permanent basis.

§ 3. The Board of Auditors will establish, by majority vote, its internal rules.

§ 4. In case of vacancy of a member of the Board of Auditors elected by the Controlling Shareholder, the substitutes will be called, in the order of their election, as described in the minutes of the General Shareholders’ Meeting that elected them, and, in case there is no substitute or the substitute resigns, the substitute will be appointed by the remaining board members, elected by the controlling shareholder, and will fulfill his/her term of office until the next General Shareholders’ Meeting, which will elect the new substitute.

CHAPTER V. GENERAL SHAREHOLDERS’ MEETING.

Art. 14. The General Shareholders’ Meeting, duly called and installed in accordance with the law and this chapter, has powers to decide on all business activities relating to the object of the Company, as well as to make the decisions it considers appropriate to defend and for the development of the Company.

Art. 15. The General Shareholders’ Meeting shall be installed by an Officer, or in his/her absence, by an attending shareholder, with shareholders chosen at the occasion to chair and act as secretary at the meeting.

§ 1. The Company may require, within a period established in the call notice, the depositing of proof of ownership of shares, issued by the financial institution acting as depositary for the same shares, as well as to suspend, for the same period, transfer and stock split services.

§ 2. Except for those cases in which the law determines a qualified quorum, the decisions of the General Shareholders’ Meeting shall be taken by an absolute majority vote, excluding blank votes.

Art. 16. Minutes of the deliberations and proceedings of the General Shareholders’ Meeting shall be recorded in the relevant register, together with the elements, indications, requirements and signatures, required by law.

Art. 17. The General Shareholders’ Meeting shall be Ordinary or Extraordinary in accordance with the material under consideration. The Ordinary General Shareholders’ Meeting and the Extraordinary General Shareholders’ Meeting may be called cumulatively and held in the same place at the same date, time and documented in a single set of minutes.

Art. 18. The Ordinary General Shareholders’ Meeting must take place within the period established in law and shall have as its object:

(a)	take administrators accounts, examine, discuss and vote the financial statements;

(b)	deliberate on the destination of the fiscal year net profit and dividend distribution;

(c)	elect members of the Board of Directors and, when applicable, the Board of Auditors;

(d)approve the correction of the equity capital monetary expression.

CHAPTER VI. FISCAL YEAR.

Art. 19. The fiscal year begins on January 1 and ends on December 31 of each year.

§ 1. At the end of each fiscal year, the Executive Officers shall order the preparation, observing the relevant legal provisions, of the following financial statements:

(a)	balance sheet;

(b)	statement of changes in stockholders’ equity;

(c)	income statement of the fiscal year in question;

(d)	statement of cash flows; and

(e)	statement of added value.

§ 2. Together with the financial statements for the year, the Board of Directors shall submit to the Ordinary General Shareholders’ Meeting a proposal for the destination of the net income for the year, in accordance with the provisions of these Bylaws and the Law.

§ 3. The Board of Directors may propose, and the Shareholders Meeting shall resolve, to deduct from the net income of the year a portion of at least five percent (5%) to build a Reserve of Investments and Working Capital, which shall comply with the following criteria:

(a)	its constitution will not affect the right of preferred shareholders to receive the minimum dividend to which they are entitled to, or affect the payment of mandatory dividends provided in §4 below;

(b)

its balance, together with the balance of other profit reserves, except for reserves for contingencies, tax incentives and unrealized profits, shall observe a maximum limit equal to the value of the Company's capital, under penalty of capitalization or distribution in cash of the excess;

(c)

the reserve is intended to assure investments in fixed assets, or additions to working capital, even through amortization of the Company’s debts, regardless of profit retentions linked to capital budget, and its balance can be used for: (i) absorption of losses, whenever necessary; (ii) distribution of dividends, at any time; (iii) transactions involving the redemption, reimbursement or purchase of shares, authorized by law; (iv) incorporation to the capital stock, even upon granting bonus in new shares.

§ 4. Shareholders will have the right to receive, during at each fiscal year, as a dividend, a percentage of the net profit, obeying the mandatory minimum of 30% (thirty percent) of the net profit, adjusted as follows:

(a) addition of the following amounts: resulting from reversion, in the fiscal year, of previously formed contingency reserves; resulting from the realization in the fiscal year of profits that were previously transferred to the profits to be realized reserve; and resulting from realization, in the fiscal year, of increase in value of assets elements due to new assessments, recorded as re-assessment reserve;

(b) the subtraction of amounts assigned during the fiscal year for the constitution of the legal reserve, contingency reserves, the unrealized profit reserve and the tax incentive reserve.

§ 5. The mandatory dividend is formed by the preferred dividend and the dividend paid on account of pre-existing profits reserves or based on semi-annual balances or interim balances, unless otherwise defined by the General Shareholders’ Meeting of by the Board of Directors.

§ 6. Members of the Board of Directors and Executive Officers are entitled to a share in the Company’s profit, to be deliberated by the General Shareholders’ Meeting, observing the limits of law. It is a condition for payment of such share the distribution to shareholders of the mandatory dividend referred to in § 4 above. Whenever a semi-annual balance is prepared and, based on it, interim dividends are paid in an amount corresponding to at least 30% (thirty percent) of the period’s net profit, calculated pursuant to the terms set forth in the aforesaid § 4, the Board of Directors may approve the payment to management, ad referendum of the General Shareholders’ Meeting, of their participation in the semi-annual profit.

§ 7. Whenever the mandatory dividend is paid using pre-existing profits reserves, portion of the fiscal year profit, corresponding to the dividend paid, will be appropriated to recompose the reserve used.

§ 8. The Board of Directors may declare dividends on account of pre-existing profits reserves, or on account of existing profits in the last annual, semi-annual or interim balance.

§ 9. The General Shareholders’ Meeting may deliberate on the capitalization of reserves constituted in semi-annual or interim balance sheets.

§ 10. Dividends not claimed in 3 (three) years expire in favor of the Company.

§ 11. Preferred shares will acquire the right to vote if the Company, for three (3) consecutive fiscal years, fails to pay the minimum dividends to which they are entitled, right to which they will be entitled to until the first payment of dividends is made by the Company.

CHAPTER VII. LIQUIDATION

Art. 20. The Company will enter liquidation in the cases provided by law or by resolution of the General Shareholders’ Meeting, which is responsible, in any circumstance, for establishing the method of liquidation, electing the liquidator and the members of the Board of Auditors, in the event the same is to function during the liquidation period, and setting their remuneration.